Mail Stop 3561

September 3, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Paul W. Mobley, Chief Executive Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 800
Indianapolis, Indiana 46204

> **Re:** **Noble Roman's, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 000-11104**

Dear Mr. Mobley:

We have reviewed your filings and have the following comments. Unless otherwise
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate, advise the staff of your reason. Your response
should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

1.   Please revise future filings to include your critical accounting estimates. Among
        other accounting policies with critical estimates that may be required for
        disclosure, it appears the following items were subject to significant estimates,
        assumptions and sensitivity to change: (i) the recoverability of accounts and notes
        receivable considering the significant charge off in the fourth quarter of fiscal
        2008 (see discontinued operations); (2) the significant amount of accrued future
        estimated expenses relating to the discontinued business; and (3) the material
        amount of deferred tax assets and the related recoverability of this asset.   Refer
        to SEC Release 34-48960 and FR-72.

Financial Statements
Consolidated Statements of Operations, page 22

2.   Please revise to present basic and diluted earnings per share for discontinued
        operations in all relevant periods. Refer to paragraph 37 of SFAS 128.

Consolidated Statements of Cash Flows, page 24

3.   Please tell us the nature of the line item "Noncash expense from loss on
        discontinued operations" and tell us where this charge was classified in the
        consolidated statement of operations. If it is part of the amount classified within
        the Loss from discontinued operations, please also tell us and reconcile why the
        amount differs from the $3.8 million amount in the consolidated statement of
        operations.

Notes to Consolidated Financial Statements, page 25
Note 1: Summary of Significant Accounting Policies, page 25

4.   Reference is made to your consolidated balance sheet where you classify "assets
        held for resale." In light of the significant change in these assets each period,
        please tell us and provide an accounting policy that describes the nature of the
        assets held for resale and how such assets are recognized and measured in the
        financial statements for each material component category. In this regard, please
        also address the accounting literature relied upon in this manner.

5.   It appears that the material change in accrued expenses as of the end of fiscal
        2008 may relate to the accrued future estimated expenses attributable to the
        decision to discontinue the business as disclosed in note 11. Please tell us and
        expand your accounting policies to describe the various nature of the expenses

accrued with respect to the discontinuance of this business including the methodology in determining the estimates and the accounting guidance followed that appropriately provides for the accrual of these future expenses.

Note 3:   Notes Payable, page 28

6.   We note that the February 2008 Amendment to the Loan Agreement provided for additional amounts of principal, a change in interest rate and extension on the maturity date of the loan. Please tell us how you have considered the guidance in EITF Issue 96-19, including if these loan modifications were considered substantive whereby you met any of the conditions in treating this as an exchange of debt instruments with substantially different terms. In your response, please specifically address in complete and clear detail your accounting treatment on this amended loan agreement transaction. Although we may have further comments after a review of your response, please also expand your notes to discuss your accounting treatment and the basis for the treatment with respect to this amended loan agreement, thereto.

7.   We note that the company employs the use of interest rate swaps with regards to outstanding debt. Please tell us, and revise future filings to disclose, how you account for these swaps, specifically if the swaps are designated as derivative instruments in accordance with SFAS 133. To the extent the swaps are derivative instruments, please revise future filings to include all disclosures required by paragraphs 44 and 45 of SFAS 133.

8.   In a related matter, to the extent applicable, please revise future filings to provide all disclosures required by SFAS 157, paragraph 32 with regards to the interest rate swap and any other instruments measured at fair value as required.

Note 5: Contingent Liabilities for Leased Facilities, page 29

9.   We note that the company remains contingently liable for operating leases on franchised restaurants. Given disclosures in your document that you have taken over restaurants by struggling franchisees, it appears as though amounts payable under such guarantees are probable. Please tell us how you have considered the guidance of FIN 45 and what amounts you have accrued in your financial statements related to these leases. If you have not accrued amounts related to these leases, please tell us why you believe you are not required to do so. Based on your response, please also expand the disclosure in the notes to address this matter accordingly.

Note 7: Common Stock, page 29

10.   We refer to your responses to our prior comments 5 and 4 from our letters dated
        August 2, 2007 and September 7, 2007, respectively. We continue to note that
        your financial statements still do not include all the required disclosures by
        paragraph A240 of SFAS 123R. Please note that some disclosures are required
        for each year an income statement is provided and some are required only for the
        current year presented. Please review the disclosures requirements and example
        disclosures in SFAS 123R and provide us with your proposed revised disclosures
        for future filings.

Note 9: Loss from Discontinued Operations, page 31

11.   We note that the company classified as discontinued operations the sale of
        company operated restaurants (acquired from struggling franchisees). Please tell
        us how the sale of such restaurants meets the requirements of discontinued
        operations presentation under paragraph 42 of SFAS 144. Given that franchise
        fees will still be received from the purchasers of these restaurants, it is unclear
        why you believe the cash flows have been eliminated from ongoing operations.
        Please refer to paragraph A27 of SFAS 144 and advise. We may have further
        comment upon receipt of your response.

12.   We note that losses from discontinued operations in 2006 and 2007 were fully
        offset by decreases in your valuation allowance. Please tell us the nature of the
        adjustments that offset these losses.

Note 10: Contingencies, page 31

13.   Please revise future filings to disclose the amount of damages claimed by the
        plaintiffs in these actions.

Item 9A. Controls and Procedures, page 35

14.   We note that your disclosure only covers the assessment of internal controls of
        financial reporting. Please revise future filings to include a discussion of both the
        assessment of disclosure controls and procedures and internal controls of financial
        reporting. Your revised disclosure should include a conclusion of the
        effectiveness of each type of controls. Refer to Items 307 and 308 of Regulation
        S-K.

Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
Exhibits 31

15.   We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please revise this certification in all future filings to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Paul W. Mobley, CEO
Noble Roman's, Inc.
September 3, 2009
Page 6

You may contact Heather Clark at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief